April 16, 2020

VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, DC 20549
Attention: Karina Dorin, Staff Attorney

Re:	MPLX LP Registration Statement on Form S-4 Filed March 20, 2020 File No. 333-237317

Ladies and Gentlemen:
On behalf of MPLX LP (the “Company”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-237317) of the Company be declared effective at 10:00 a.m. Eastern Time on Monday, April 20, 2020, or as soon thereafter as practicable. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

[Signature Follows]

Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,
MPLX LP By: MPLX GP LLC, its General Partner

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary
cc:    Michael J. Solecki, Esq.